Exhibit 8.1

List of Subsidiaries

Subsidiaries	Place of Incorporation

Adagene (Hong Kong) Limited	Hong Kong

Adagene (Suzhou) Limited	PRC

Adagene Incorporated	Delaware, United States

ADAGENE PTE. LTD.	Singapore

ADAGENE AUSTRALIA PTY LTD	Australia

ADAGENE AG	Switzerland

Adagene Project C1 Pte. Ltd.	Singapore

Adagene (Suzhou) Limited Guangzhou Branch	PRC